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                          September 24, 2021

       Michael Kirban
       Co-Founder and Co-Chief Executive Officer
       All Market, Inc.
       250 Park Avenue South
       Seventh Floor
       New York, NY 10003

                                                        Re: All Market, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
31, 2021
                                                            CIK No. 0001482981

       Dear Mr. Kirban:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 31, 2021

       Prospectus Summary
       Track Record of Industry Leading Financial Performance, page 7

   1. We note you continue to present Adjusted EBITDA Margins here and on pages 88 and
                                                        123 but you removed the
most directly comparable GAAP measure, Net Income Margin,
                                                        which you previously
disclosed. Please revise your presentations to present the most directly comparable
GAAP measure with equal or greater prominence as required by Item
                                                        10(e)(1)(i)(A) of
Regulation S-K.
 Michael Kirban
FirstName
All Market,LastNameMichael   Kirban
            Inc.
Comapany 24,
September  NameAll
               2021 Market, Inc.
September
Page 2     24, 2021 Page 2
FirstName LastName
Social Responsibility Commitment That Permeates Through Our Products and Organization, page 13

2. Please disclose what it means to have "Certified B-Corporation status" so that investors have a better understanding of this certification.
We are dependent on our third party manufacturing and co-packing partners, page
34

3. Please update the status of the second facility shutdown that occurred in June 2021.
Our amended and restated certificate of incorporation will provide, page 70

4. We note your response to prior comment 6. We note that your exclusive forum provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
         We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 105

5. Based on the $50 million treasury stock repurchase, that materially impacted your liquidity during the interim period ended June 30, 2021, please more fully address the following:
             Identify the investor from who the treasury stock was acquired and disclose the extent to which they continue to hold shares of your common stock;
             Explain the business purpose for the transaction, including the reason why you acquired the shares. Given the impending IPO, also explain the reason why the investor elected to sell shares to the company rather than participate as a selling shareholder in the IPO; and
             Explain how the purchase price was determined. To the extent the purchase price is materially different than the initial public offering price, explain the reason for the difference and address any potential accounting implications. Critical Accounting Policies and Significant Judgments and Estimates
Intangible Assets/Goodwill, page 114

6. We note your response to prior comment 14 and appreciated the additional disclosures you provided; however, please more specifically address if and how you considered the reduction in the contingent consideration liability related to the Runa acquisition to zero in your impairment assessments of the related intangible assets and goodwill you recorded in connection with this acquisition and address whether the reduction in the contingent consideration was a triggering event or, if not, why.
 Michael Kirban
All Market, Inc.
September 24, 2021
Page 3

       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell,
Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Kirban
                                                          Division of
Corporation Finance
Comapany NameAll Market, Inc.
                                                          Office of
Manufacturing
September 24, 2021 Page 3
cc:       Ian D. Schuman
FirstName LastName